# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AsiaStrategy, CIK 0002033515
CUSIP: G8946B108
Title of class of securities: Ordinary Shares, par value $0.0005 per share
Address of issuer's principal executive offices: 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 02/04/2026
Filed by CIK 0002070153
Persons authorized to receive notices and communications: Jason Kin Hoi Fang, 28F., No. 7, Section 5,, Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (F5), 100-116, 886-8101-0429

## Reporting persons
- Sora Ventures Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC); sole voting power 14,450,000; shared voting power 0; sole dispositive power 14,450,000; shared dispositive power 0; aggregate amount beneficially owned 14,450,000 (58.1% of the class)
  Comment: The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 24,864,000 Ordinary Shares of the Issuer issued and outstanding as of July 1, 2025, as reported in the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on August 6, 2025.
- JASON KIN HOI FANG: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: working capital (WC); sole voting power 14,450,000; shared voting power 0; sole dispositive power 14,450,000; shared dispositive power 0; aggregate amount beneficially owned 14,450,000 (58.1% of the class)
  Comment: The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 24,864,000 Ordinary Shares of the Issuer issued and outstanding as of July 1, 2025, as reported in the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on August 6, 2025.
- Sora Vision Limited (CIK 0002070153): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 14,450,000; shared voting power 0; sole dispositive power 14,450,000; shared dispositive power 0; aggregate amount beneficially owned 14,450,000 (58.1% of the class)
  Comment: The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 24,864,000 Ordinary Shares of the Issuer issued and outstanding as of July 1, 2025, as reported in the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on August 6, 2025.
- Sora Ventures II Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 14,450,000; shared voting power 0; sole dispositive power 14,450,000; shared dispositive power 0; aggregate amount beneficially owned 14,450,000 (58.1% of the class)
  Comment: The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 24,864,000 Ordinary Shares of the Issuer issued and outstanding as of July 1, 2025, as reported in the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on August 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0005 per share
Name of issuer: AsiaStrategy
Address of issuer's principal executive offices: 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by:

(i) Sora Ventures Global Limited (f.k.a. Pride River Limited), a British Virgin Islands business company;
(ii) Jason Kin Hoi Fang, a Canadian citizen;
(iii) Sora Vision Limited, a British Virgin Islands business company; and
(iv) Sora Ventures II Master Fund, a Cayman Islands exempted company.

Each of the persons above are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." The sole director and shareholder of Sora Vision Limited is Jason Kin Hoi Fang. Jason Kin Hoi Fang is a director of Sora Ventures II Master Fund. Each of the Reporting Persons is a party to that certain Joint Filing Agreement filed herewith as Exhibit A. Accordingly, the Reporting Persons are hereby filing a Schedule 13D jointly.
Residence or business address:
The address of the principal office of the Reporting Persons are:

(i) Sora Ventures Global Limited: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(ii) Jason Kin Hoi Fang: 28F., No. 7, Section 5, Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (R.O.C.)
(iii) Sora Vision Limited: 28F., No. 7, Section 5, Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (R.O.C.)
(iv) Sora Ventures II Master Fund: 28F., No. 7, Section 5, Xinyi Rd., Xinyi District, Taipei City 110, Taiwan (R.O.C.)
Present principal occupation or employment:
The principal business of Sora Ventures Global Limited is investment business.

The principal business of Sora Vision Limited is investment business. The principal business of Sora Ventures II Master Fund is investment fund.

The present principal occupation or employment of Jason Kin Hoi Fang is director with AsiaStrategy, which operates luxury watches retail business with its principal business place at 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or any of the directors or executive officers of each Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or any of the directors or executive officers of each Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sora Ventures Global Limited is a British Virgin Islands business company. Jason Kin Hoi Fang is a Canadian citizen. Sora Vision Limited is a British Virgin Islands business company. Sora Ventures II Master Fund is a Cayman Islands exempted company. On November 26, 2025, Sora Ventures Global Limited changed its corporate name from Pride River Limited to Sora Ventures Global Limited. An Amendment No. 1 was filed to disclose such name change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons initially filed this statement to report (i) the acquisition by Sora Vision Limited of 30% of the ordinary shares of Sora Ventures Global Limited for an aggregate purchase price of US$2 million, which was completed in May 2025, and (ii) the acquisition by Sora Ventures II Master Fund of 21% of the ordinary shares of Sora Ventures Global Limited for an aggregate purchase price of US$2 million, pursuant to a share purchase agreement dated 11/07, 2025. Immediately after the closing of such transaction, the Reporting Persons controlled Sora Ventures Global Limited, and beneficially own 14,450,000 Ordinary Shares of the Issuer currently held by Sora Ventures Global Limited. The Reporting Persons are filing an Amendment No. 2 to this statement to report the execution of a share purchase agreement by Sora Ventures II Master Fund for an additional acquisition of 26.0% of the ordinary shares of Sora Ventures Global Limited for an aggregate purchase price of US$2 million, pursuant to a share purchase agreement dated February 4, 2026. Following the closing of such acquisition, the Reporting Persons will continue to control Sora Ventures Global Limited and continue to beneficially own 14,450,000 Ordinary Shares of the Issuer currently held by Sora Ventures Global Limited.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, which are filed as Exhibit B, C, D and E. Each of such agreements is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares as described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the shares, conditions in the securities markets, and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. In particular, Jason Kin Hoi Fang is a director and co-chief executive officer of the Issuer.

Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the Board of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares of the Issuer (or other securities convertible or exercisable into ordinary shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 2 and 4, and rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 2 and 4, and rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as the information set forth in Items 3, 4 and 5 above is incorporated by reference into this Item 5(c), to the knowledge of the Reporting Persons, no transactions in any of the shares have been effected by any Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated December 15, 2025, among the Reporting Persons
Exhibit B Share Purchase Agreement, dated as of May 16, 2025, between Ngai Kwan and Sora Vision Limited.
Exhibit C Amendment to Share Purchase Agreement of May 16, 2025 dated August 28, 2025
Exhibit D Share Purchase Agreement, dated as of November 7, 2025, between Ngai Kwan, Sora Vision Limited and Sora Ventures II Master Fund.
Exhibit E Share Purchase Agreement, dated as of February 4, 2026, between Ngai Kwan, Sora Vision Limited and Sora Ventures II Master Fund.

## Signatures
- Sora Ventures Global Limited: /s/ Jason Kin Hoi Fang, Jason Kin Hoi Fang/Director (02/04/2026)
- JASON KIN HOI FANG: /s/ Jason Kin Hoi Fang, Jason Kin Hoi Fang (02/04/2026)
- Sora Vision Limited: /s/ Jason Kin Hoi Fang, Jason Kin Hoi Fang/Director (02/04/2026)
- Sora Ventures II Master Fund: /s/ Jason Kin Hoi Fang, Jason Kin Hoi Fang/Director (02/04/2026)